Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Registration Statement on Form S-1 of Guerrilla RF, Inc. (the "Company") for the registration of common stock, of our report dated March 29, 2024, with respect to the consolidated financial statements of the Company as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We also consent to the reference to our firm under the caption "Experts" in the Registration Statement.

/s/ Forvis Mazars, LLP

Raleigh, North Carolina

October 18, 2024